Mail Stop 3561

October 23, 2008

Matthew Harrison
Chief Financial Officer
Hiland Holdings, GP, LP
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma, 73701

      Re: **Hiland Holdings, GP, LP**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed March 14, 2008
               Form 10-Q for Fiscal Quarter Ended March 31, 2008
               Filed May 9, 2008
               Form 10-Q for Fiscal Quarter Ended June 30, 2008
               Filed August 11, 2008
               File No. 001-33018

               Hiland Partners, LP
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed March 14, 2008
               Form 10-Q for Fiscal Quarter Ended March 31, 2008
               Filed May 9, 2008
               Form 10-Q for Fiscal Quarter Ended June 30, 2008
               Filed August 11, 2008
               File No. 000-51120

Dear Mr. Harrison:

     We have reviewed your response letter dated October 10, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K of Hiland Holdings, GP, LP and Form 10-K of Hiland Partners, LP for the
Fiscal Year Ended December 31, 2007

Our Results of Operations, page 7 of Hiland Partners' 10-K

1. We note your response to our comment number 10 from our letter dated
   September 26, 2008. Please provide a footnote to your disclosure that clearly
   articulates that the "total" column in this section is the combined daily average for
   the last fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 56

Capital Requirements, page 76

2. We note your response to our prior comment 12 regarding disclosure of scheduled
   interest payments in your table of contractual cash obligations. Because the table
   is aimed at increasing transparency of cash flow, please include in your footnote
   to the table an estimate of the future variable rate interest payments and provide
   any additional information that is material to an understanding of your cash
   requirements. See Section IV.A and footnote 46 to the Commission's MD&A
   Guidance in Release No. 33-8350 issued on December 19, 2003 available at
   www.sec.gov.

Item 11. Executive Compensation, page 93

3. Please advise if the factors you discuss in your response to our comment number
   16 also apply to the other forms of compensation you award or only to your
   annual bonus. Should you consider other operational and financial performance
   goals and targets to set other forms of compensation, please provide quantitative
   and qualitative disclosure regarding those goals and targets. If you do not
   consider operational and financial goals in setting other forms of compensation,
   please clearly state this in your filing and revise your disclosure as necessary.

Grants of Plan Based Awards Table, page 100

4. We note your response to comment number 16 to our letter dated September 26,
   2008 wherein you advise target bonuses "…are initially set at 50% of base
   salaries and that the compensation committee has broad discretion to retain,
   reduce or increase the award…." Please include column (d) in your "Outstanding

Equity Awards at Fiscal Year-End Table" or advise us why column (d) is not applicable to you. Please refer to Item 402(d)(iii) of Regulation S-K.

5. We note your response to our comment number 23 from our letter dated September 26, 2008. Please file or incorporate by reference your First Amended and Restated Limited Partnership Agreement as Exhibit 4. Alternatively, you may provide a cross-reference in the Exhibit Index under Exhibit 4 directing the reader to Exhibit 3 and the First Amended and Restated Limited Partnership Agreement.

6. We note your response to our comment number 28 from our letter dated September 26, 2008. In the future, please file as exhibits to your Form 10-Qs or Form 10-Ks material contracts that become effective or are executed during the reporting period covered by the Form 10-Q or Form 10-K. Please refer to Instruction two of Item 601(b)(10) and 601(a)(4) of Regulation S-K.

Financial Statements

Note 1: Description of Business and Summary of Significant Accounting Policies, page F-10

Intangible Assets, page F-13

7. We note your response to our prior comment 26 regarding intangible assets related to gas sales and compression contracts. Please advise us of the date each lease expires where your gas sales contract is based on the life of the lease. Also, please advise us of the term of the gas sales contract with the producer with acreage dedication through 2011. Please confirm our understanding that the compression services agreement which you refer to terminates in January 2009 and renews for one-month terms unless terminated by either party. Where these contract terms are less than 10 years, please tell us what factors such as renewal periods were considered in determining the estimated lives of 10 years. Further, please tell us if any of your contracts have been terminated.

8. You state in your response to our prior comment 26 regarding intangible assets related to customer relationships that the producers of natural gas from the area of operation had no alternative means of moving the gas at more favorable pricing. It appears the initial terms of the agreements are three years. Please tell us the date each initial contract terminates, the renewal terms and your experience with customers renewing and terminating as well as any other factors supporting estimated lives of 10 years.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or in her absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Attorney-Advisor, at (202) 551-3225 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director